EXHIBIT J

                          DIVIDEND COVENANT FROM CL&P
                              MORTGAGE INDENTURE

    Section 6.13. Dividends (a) It will not declare and pay cash dividends upon its common stock in excess of the amount of such surplus income or earnings accumulated since December 31, 1920, as may remain after deducting from the gross operating and non-operating revenues of the Company expenses and charges of the Company of the following nature: operating expenses, all expenditures for current maintenance, replacements and renewals including any amount set aside under the provisions of Section 6.08, any percentages of earnings required to be paid under the terms of any franchise, taxes, interest charges, dividends on preferred stock, including such interest and dividends as have accrued, and all similar charges lawfully entitled to priority over dividends payable to the holders of shares of the common stock of the Company.

  (b) It will not, after December 31, 1966 declare or pay any dividends, or make any other distributions (except (1) dividends payable or distributions made in shares of common stock of the Company and (2) dividends or distributions payable in cash in cases where, concurrently with the payment of the dividend or distribution, an amount in cash equal to the dividend or distribution is received by the Company as a capital contribution or as the proceeds of the issue and sale of shares of its common stock), on or in respect of common stock of the Company, or purchase or otherwise acquire or permit a subsidiary to purchase or otherwise acquire for a consideration any shares of common stock of the Company, if the aggregate of such dividends, distributions and such consideration for purchase or other acquisition of shares of common stock of the Company after December 31, 1966 shall exceed

     (i) the earned surplus of the Company accumulated after December 31, 1966 (determined in accordance with generally accepted accounting principles and without giving effect to charges to earned surplus on account of such dividends, distributions or acquisitions or on account of the disposition of any amounts which may then be classified by the Company on its books as amounts in excess of the original cost of utility plant or to charges or credits to earned surplus on account of items inherent in the balance sheet at December 31, 1966 or on account of transfers from earned surplus to capital surplus or capital stock accounts), PLUS

     (ii) the earned surplus of the Company accumulated prior to January 1, 1967 in an amount not exceeding $13,500,000, PLUS

     (iii) such additional amount as shall be authorized or approved, upon application by the Company, by the Securities and Exchange Commission, or by any successor commission thereto, under the Public Utility Holding Company Act of 1935.

  For the purposes of this Section, in determining the earned surplus of the Company accumulated after December 31, 1966, there shall be deducted the dividends accruing subsequent to December 31, 1966 on preferred stock of the Company and the total amount, if any, by which the charges to income or earned surplus for the period since December 31, 1966 as provisions for depreciation of utility property shall have been less than the replacement fund requirement for the period. Further, for purposes of this Section, in determining the earned surplus of the Company accruing subsequent to December 31, 1966, no effect shall be given to (1) charges to earned surplus with respect to a distribution of the shares of The Connecticut Gas Company and/or a company to which the Company conveys all or a substantial portion of the properties used by the Company in the gas business, or (2) charges or credits to earned surplus with respect to a profit or loss realized on the sale or other disposition by the Company of (i) all or a substantial portion of the properties used by the Company in the gas business, or (ii) the shares of The Connecticut Gas Company and/or a company to which the Company conveys all or a substantial portion of the properties used by the Company in the gas business. The term `consideration', as used in this Section, shall mean cash or fair value if the consideration be other than cash, and the term `provision for depreciation', as used in this Section, shall not be deemed to include provision for the amortization of any amounts classified by the Company on its books as amounts in excess of the original cost of utility plant.